Filing by Pax World Balanced Fund, Inc., Pax World Growth Fund, Inc. and Pax World High Yield Fund, Inc. pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company:

Citizens Funds (SEC File No. 811-03626)

Pax World Management Corp. News

On Tuesday, August 28, 2006, Citizens Funds (www.citizensfunds.com), a socially responsible mutual fund family managed by Citizens Advisers, Inc., filed a supplement to its prospectus notifying shareholders and prospective shareholders that Citizens Advisers, Inc. had entered into a letter of intent to be acquired by Pax World Management Corp., investment manager to the Pax World Funds. Should the acquisition of Citizens Advisers by Pax World Management Corp. go forward, and subject to various conditions, including approval by the trustees of Citizens Funds and the directors of the Pax World Funds, it is anticipated that a prospectus/proxy statement will be sent to the shareholders of Citizens Funds asking them to approve a merger of the individual Citizens Funds into new or existing Pax World Funds.

Pax World and Citizens are long established companies within the field of socially responsible investing. Pax World, organized in 1971, was the first socially responsible mutual fund company, and Citizens was established in 1983. For 15 years Citizens and Pax World have been located only one street away from each other in the small New England community of Portsmouth, New Hampshire. Pax World’s CEO, Joe Keefe, served as Executive Vice President and General Counsel of Citizens from 1997 to 2000, and there are strong personal and professional ties between the two firms. Citizens and Pax World both share a strong commitment to socially responsible investing and have worked together for many years on socially responsible investing initiatives.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Pax World Fund, nor is it a solicitation of any proxy. For more information regarding the Pax World Funds, or to receive a free copy of a prospectus/proxy statement relating to any proposed fund mergers (and containing important information about fees, expenses and risk considerations), assuming a registration statement relating to the proposed reorganizations is filed with the Securities and Exchange Commission and becomes effective, please call 1-800-767-1729 or visit the Pax World Funds’ website at www.paxworld.com. Any such prospectus/proxy statement will also be available for free on the Securities and Exchange Commission’s website (http://www.sec.gov). Please read the prospectus/proxy statement, if any, carefully before making any investment decisions.